Exhibit 99.33

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604)669-3877

PRESS RELEASE

September 28, 2004	Trading Symbol: CPC (TSX Venture)

Options Granted

Vancouver British Columbia September 28, 2004	For Immediate Release

Chap Mercantile Inc. (the "Company"), in anticipation of closing of the previously announced Silver Transaction with Wheaton River Minerals Ltd (“Wheaton”), has granted stock options to incoming directors, officers and employees, entitling them to acquire up to an aggregate of 35,000,000 common shares at an exercise price of $0.65 per share, for a period of five years. The grant of the options is subject to regulatory approval and to the completion of the Silver Transaction with Wheaton, which is scheduled to close on or before October 15, 2004. Upon completion of the Silver Transaction, the Company will have a total of 723,700,000 common shares outstanding and the options granted will represent less than 5% of the outstanding capital of the Company.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Geir Liland

President

(604) 669-1302

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.